[Dreman Value Management, LLC Letterhead]

Letter Agreement

___, 2007

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Dreman Contrarian Small Cap Value Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of the date Institutional Class (“Class I”) shares are first offered to the public through February 28, 2009, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s net annual operating expenses with respect to its Class I shares (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses), at 1.25% of the average daily net assets of such Class I shares. Each waiver or reimbursement of an expense by us is subject to repayment by the Class I shares of the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation for the Class I shares.

Very truly yours,

Dreman Value Management, LLC

By:

Boris Onefater, Chief Financial Officer and
Chief Operating Officer

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:

Anthony J. Ghoston, President

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